Filed Pursuant to Rule 433

Dated November 14, 2012

Registration Statement No. 333-178577-01

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated November 14, 2012

Issuer:	Wisconsin Power and Light Company (the “Company”)

Size:	$250,000,000

Security Type:	Debentures

Maturity Date:	November 15, 2022

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2013

Coupon:	2.25%

Price to Public:	99.609%

Yield to Maturity:	2.294%

Benchmark Treasury:	1.625% due November 15, 2022

Benchmark Treasury Yield:	1.594%

Spread to Benchmark Treasury:	+ 70 bps

Optional Redemption – Reinvestment Rate:	Make-whole call at T + 12.5 bps

Optional Redemption at Par:	On or after August 15, 2022

Special Mandatory Redemption:

In the event that the purchase of the Riverside Energy Center (“Riverside”) is not consummated on or prior to the earlier of (i) April 1, 2013, or (ii) the date either party to the Tolling Agreement, dated as of February 6, 2001, as amended, including by Amendment No. 3 to Tolling Agreement, dated as of November 30, 2011 (collectively, the “Tolling Agreement”), provides notice of its intent to terminate the option to purchase Riverside pursuant to the Tolling Agreement (any such date, the “special mandatory redemption date”), the debentures will be redeemed in whole at a price equal to 101% of the aggregate principal amount of the debentures then outstanding, plus accrued and unpaid interest from the last interest payment date or, if no interest has been paid, from the date of original issuance to, but excluding, the date the debentures are redeemed.

Notice will be mailed on the fifth business day after the special mandatory redemption date to each holder of debentures, and the notice will provide that the debentures will be redeemed on a date that is no later than the 30th business day after such notice is given.

Unless the Company defaults in payment of the redemption price, on and after the date the debentures are redeemed pursuant to the special mandatory redemption interest will cease to accrue on the debentures called for redemption.

Trade Date:	November 14, 2012

Settlement Date:	November 19, 2012 (T+3)

CUSIP:	976826BJ5

ISIN:	US976826BJ50

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Mischler Financial Group, Inc. Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Citigroup Global Markets Inc. by calling 1-800-831-9146, from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322 or from Mitsubishi UFJ Securities (USA), Inc. by calling 877-649-6848.